UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

8/F, Cheong Tai Factory Building

16 Tai Yau Street

San Po Kong, Kowloon

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On November 21, 2024, Ming Shing Group Holdings Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Alexander Capital, L.P., as representative of the underwriters named therein (the “Representative” and such other underwriters being collectively called the “Underwriters” or, individually, an “Underwriter”), in connection with issuance and sale by the Company (the “IPO”) of 1,500,000 ordinary shares, par value $0.0005 per share (the “Ordinary Shares”) at a price of $5.50 per share, less underwriting discounts and commissions. Pursuant to the Underwriting Agreement, the Underwriters were granted an option (the “Over-Allotment Option”) for a period of 45 days to purchase from the Company up to an additional 225,000 Ordinary Shares, at the same price per share, to cover over-allotments, if any. In connection with the IPO, the Company listed its Ordinary Shares on the Nasdaq Capital Market (“Nasdaq”) effective as of November 22, 2024, and the Ordinary Shares commenced trading on Nasdaq effective as of November 22, 2024 under the symbol “MSW”.

The material terms of the IPO are described in the final prospectus, dated November 21, 2024 (the “IPO Prospectus”), as filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”) on November 22, 2024. The IPO was conducted pursuant to a registration statement, as amended, on Form F-1 (File No. 333-281817), initially filed by the Company under the Securities Act with the SEC on August 28, 2024, which was declared effective on November 21, 2024 (the “Registration Statement”).

The IPO closed on November 25, 2024. The Company received net proceeds from the IPO of approximately $8,250,000 after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (excluding any exercise of the Over-Allotment Option in connection with the IPO).

As described in the IPO Prospectus, the Company intends to use the net proceeds from the IPO (including any additional proceeds that we may receive if the Underwriters exercise the Over-Allotment Option to purchase additional Ordinary Shares), for (i) expanding the Company’s workforce; (ii) repayment of bank borrowings and finance leases; (iii) acquiring additional equipment; (iv) procuring an enterprise resource planning system; and (v) general working capital purposes.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of each of the Underwriting Agreement, a copy of which is attached as Exhibit 1.1 and is incorporated by reference herein.

The Company issued press releases announcing the pricing and closing of the IPO on November 21, 2024 and November 25, 2024, respectively. Copies of the press releases are furnished herewith as Exhibit 99.7 and Exhibit 99.8 and are incorporated by reference herein.

In addition, a certain holder of the Company’s Ordinary Shares (the “Selling Shareholder”), as identified in the Registration Statement, has agreed to offer for resale of up to an aggregate of 500,000 Ordinary Shares (the “Selling Shareholder Shares”) to the public (the “Selling Shareholder Offering” and, together with the IPO, the “Offerings”). The Selling Shareholder may sell the Selling Shareholder Shares through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

The material terms of the Selling Shareholder Offering are described in the final prospectus, dated November 21, 2024 (the “Selling Shareholder Offering Prospectus”), as filed by the Company with the SEC pursuant to Rule 424(b) under the Securities Act on November 22, 2024. The Selling Shareholder Offering was conducted pursuant to the Registration Statement, which contained alternate pages for the Selling Shareholder Offering Prospectus, and which became effective on November 21, 2024.

In connection with the Selling Shareholder Offering, the Company registered the Selling Shareholder Shares on behalf of the Selling Shareholder, to be offered and sold by them from time to time, and will not receive any of the proceeds from the sale of the Selling Shareholder Shares by the Selling Shareholder. The Company has agreed to pay all fees and expenses we incur incident to the registration of the Ordinary Shares being offered under the Selling Shareholder Offering Prospectus; however, each of the Selling Shareholder and any purchaser is responsible for paying any discount, and similar selling expenses they incur.

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Other Events.

The Company has adopted a code of business conduct and ethics, audit committee charter, compensation committee charter, and nominating and corporate governance committee charter, attached as Exhibits 99.1, 99.2, 99.3 and 99.4 to the Registration Statement, respectively, as well as an insider trading policy and an executive compensation recovery policy, copies of which are attached as Exhibit 99.5 and 99.6 hereto, respectively, and incorporated herein by reference. The Company’s second amended and restated articles of association and second amended and restated memorandum of association became effective on July 29, 2024, copies of which are attached as Exhibits 3.1 and 3.2, respectively.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement, dated November 21, 2024, by and between Ming Shing Group Holdings Limited and Alexander Capital, L.P. (as representative of the underwriters named therein)
3.1*	Second Amended and Restated Articles of Association
3.2*	Second Amended and Restated Memorandum of Association
99.1*	Code of Business Conduct and Ethics
99.2	Audit Committee Charter
99.3	Compensation Committee Charter
99.4	Nomination Committee Charter
99.5*	Insider Trading Policy
99.6*	Executive Compensation Recovery Policy
99.7	Press Release, dated November 21, 2024
99.8	Press Release, dated November 25, 2024

*	Filed Previously.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: November 25, 2024	By:	/s/ Chi Ming Lam
Chi Ming Lam
Chairman of the Board and Chief Executive Officer

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